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                              May 23, 2024

       Gilberto Tomazoni
       Chief Executive Officer
       JBS S.A.
       Av. Marginal Direita do Tiet   500, Bloco I, 3rd Floor
       CEP 05118-100
       S  o Paulo, SP, Brazil

                                                        Re: JBS S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed March 27,
2024
                                                            File No. 333-278254

       Dear Gilberto Tomazoni:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-4 filed March 27, 2024

       General

   1. We note disclosure that your ADS program will be terminated prior to completion of the corporate
restructuring. Please revise to reflect that the ADS program will not be terminated until after
completion of the corporate restructuring and all ADSs have been exchanged, if true.
Additionally revise disclosure on page 4 to clarify that only Eligible
                                                        Shareholders are
entitled to convert Class A shares to Class B shares during the conversion period.
   2. To the extent that the comments contained in our letter dated May 23, 2024, relating to the
                                                        Form F-4 filed by JBS
B.V. (File No. 333-273211) apply to the disclosure contained in this filing, please
make appropriate and corresponding revisions.
 Gilberto Tomazoni
FirstName
JBS S.A. LastNameGilberto Tomazoni
Comapany
May        NameJBS S.A.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      John Vetterli